FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 July 19, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: Notice of Results dated 19 July 2005

19 July 2005


                           British Energy Group plc



Preliminary Results for the 2.5 months ended 31 March 2005
(and unaudited "annual equivalent" results for 12 months ended 31 March 2005)


British Energy Group plc intends to release its preliminary results for the 2.5 months ended 31 March 2005 on Wednesday 27 July 2005.


A presentation to analysts and institutional investors will take place on Wednesday 27 July 2005 at 0900hrs UK time. This presentation will be webcast (www.british-energy.com) and there will be an audio dial in, and playback facility available for those investors unable to attend in person. The dial in details for this call are as follows:


UK dial in:                                              0845 146 2004
International dial in:                                   +44 (0) 1452 569 393
US dial in:                                              1 866 434 1089



There will also be a conference call for US institutional investors and bondholders at 1400hrs UK time. Dial in details for this call are as follows:


US dial in:                                              1 866 434 1089
International dial in:                                   +44 (0) 1452 569 393





The results will be for the period from the Company's incorporation on 2 July 2004 until 31 March 2005. However, the results will reflect the 2.5 month operating performance of the Company after the acquisition of British Energy plc (the Acquired Group) on 14 January 2005.



Where appropriate it is intended to give information relating to the 9.5 month period to 14 January 2005 for the Acquired Group and certain annual equivalent results for the 12 month period to 31 March 2005. However, it is generally not possible to compare the 9.5 month results of the Acquired Group and the 2.5 month results of the Company due to the different basis of preparation before and after the restructuring.




Contacts:


John Searles      British Energy, Investor Relations              01506 408 715
Andrew Dowler     Financial Dynamics, Media                       020 7831 3113



Website:  www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 19, 2005                        BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations